UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

Commission file number 1-16681

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
(Full title of the Plan)

SPIRE INC.
700 Market Street
St Louis MO 63101
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

MISSSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator, Spire Inc. Retirement Plans
Committee and Plan Participants
Missouri Natural Gas Division of Laclede Gas
Company Wage Deferral Savings Plan
St. Louis, Missouri

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2017, and for the period from November 1, 2016 through December 31, 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2017, and for the period from November 1, 2016 through December 31, 2016, in accordance with the modified cash basis of accounting.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Administrator, Spire Inc. Retirement Plans
Committee and Plan Participants
Missouri Natural Gas Division of Laclede Gas
Company Wage Deferral Savings Plan

Basis of Accounting
We draw attention to Note 2, to the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

/s/ BKD, LLP
We have served as the Plan’s auditor since 2009.
Saint Louis, Missouri
June 29, 2018

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Statements of Net Assets Available for Benefits - Modified Cash Basis

	December 31,	December 31,
	2017	2016
Cash	$—	$338

Investments, at Fair Value	—	10,944,436

Notes Receivable from Participants	—	200,297

NET ASSETS AVAILABLE FOR BENEFITS	$—	$11,145,071

See the accompanying Notes to Financial Statements - Modified Cash Basis.

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis

	For the Year Ended December 31,	For the Two Months Ended December 31,
	2017	2016
ADDITIONS:
Contributions:
Participant	$429,339	$85,386
Rollover	2,941	—
Employer	196,540	39,213
Total Contributions	628,820	124,599

Investment Income:
Interest and dividends	183,577	63,812
Net appreciation in fair value of investments	1,644,770	304,902
Total Investment Income	1,828,347	368,714

Interest income on notes receivable from participants	7,508	1,080

TOTAL ADDITIONS	2,464,675	494,393

DEDUCTIONS:
Distributions to participants	1,757,884	—
Administrative fees	1,381	—

TOTAL DEDUCTIONS	1,759,265	—

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO TRANSFERS	705,410	494,393

Transfers to other plans - net	(11,850,481)	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	11,145,071	10,650,678
End of period	$—	$11,145,071

See the accompanying Notes to Financial Statements - Modified Cash Basis.

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Notes to Financial Statements - Modified Cash Basis

1.	INFORMATION REGARDING THE PLAN
The following description pertains to Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the “Plan”) as was in effect during the year ended December 31, 2017 and the two-month period ended December 31, 2016 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan document, the Plan document governs.
General – The Plan was a defined contribution plan which covered employees of the Missouri Natural Gas Division of Spire Missouri Inc. (the “Company”) who were members of a collective bargaining unit, provided they met the prescribed eligibility requirements. Assets of the Plan were maintained in trust with Fidelity Management Trust Company (“Trustee”). The Company was the Plan sponsor up to December 31, 2017, and in that capacity had named the Spire Inc. Retirement Plans Committee as administrator.
Effective December 31, 2017, the Company merged the Plan into the Spire Employee Savings Plan (formerly the Laclede Gas Company Salary Deferral Savings Plan). Concurrent with the merger, Spire Services Inc. was named the sponsor of the Spire Employee Savings Plan.
The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – To have been eligible to participate in the Plan, a participant had t0 be a member of a collective bargaining unit of the Company and must have completed 90 days of service. Notwithstanding the forgoing a participant who was eligible to participate except that the participant had not satisfied the 90 days of service could have contributed to the Plan an eligible rollover contribution.
Contributions – The Plan provided for voluntary participant contributions subject to certain Internal Revenue Code (“IRC”) limitations, up to 75% of the participant’s compensation. Participants who attained age 50 by each December 31 were permitted to make additional contributions (“catch-up contributions”) as permitted by the IRC. Participant contributions were matched 100% in 1% increments up to a maximum of 5% of compensation, in accordance with the collective bargaining agreement. Participants could change the amount of their contributions frequently, usually effective within one or two payroll cycles. Participants could make Roth 401(k) contributions to the Plan. Newly hired employees were auto-enrolled in the Plan at a deferral rate of 5%, along with the 5% matching employer contribution, effective on the first pay period after they became eligible, unless they declined to defer or chose an alternative deferral amount in advance.
Vesting – Participant and Company matching contributions were immediately 100% vested.
Investment Options – Contributions to the Plan were invested in one or more investment funds at the option of the participant. A minimum of 1% of the participant’s contribution had to be directed into each fund selected.
Employee Stock Ownership Plan – The Spire Inc. Employee Stock Ownership Plan (“ESOP”) constituted a portion of the Plan, not a separate plan. Participant allocated contributions and employer matching contributions were invested directly into the ESOP. A participant could elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends remained in effect until changed by the participant. Dividends not paid in cash were reinvested under the terms of the Plan.
Participant Accounts – In addition to the participant and Company matching contributions, each participant’s account was credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as was defined in the Plan document.
Notes Receivable from Participants – Participants could borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount did not exceed $50,000, less the highest outstanding loan balance over the prior twelve months, if any. Loans were taken from investment accounts in the same proportion as the investment funds bore to each other. The maximum repayment period was 234 weeks, except for primary residence loans, which had a maximum repayment period of 494 weeks. Loans were secured by the balance in the participant’s account and bore interest at a rate comparable to the rate charged by commercial lenders for similar loans. Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses had been recorded as of December 31, 2017 and 2016. Delinquent participant loans were reclassified as distributions per the terms of the Plan document. Principal and interest were repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 4.50% at December 31, 2016 and through the 2017 plan year. Outstanding loans totaling $187,199 at December 31, 2017 were included in the Plan asset transfer to the Spire Employee Savings Plan.
Payment of Benefits – Distributions were generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older could elect a partial or total distribution of their account. Distributions were normally made in single lump-sum cash payments; however, participants in the ESOP could elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active participants who suffered a financial hardship and could not obtain funds from other resources, including a loan from the Plan, could apply for a hardship withdrawal. Hardship withdrawals were subject to approval by the Plan administrator and were limited to the participant’s elective deferrals, less amounts of previous hardship distributions. Participants making hardship withdrawals could not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.
Transfers – Prior to December 31, 2017, the accounts for those participants in the Plan who remained employees of the Company, but who were no longer covered by a collective bargaining agreement, were transferred to the Laclede Gas Company Salary Deferral Savings Plan (now the Spire Employee Savings Plan). Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later became covered by such an agreement, were transferred to the applicable Company defined contribution plan. With the Plan merger, all Plan assets were transferred to the Spire Employee Savings Plan at year’s-end. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis.
Plan Year – Prior to September 29, 2016, “Plan Year” meant the twelve-month period beginning November 1st and ending on the following October 31. On September 29, 2016, the Company amended the Plan. Effective January 1, 2017, the Plan Year was the twelve-month period beginning January 1 and ending on the following December 31. The amendment resulted in the Plan recording a short Plan Year which commenced November 1, 2016 and ended December 31, 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of the Plan were prepared on the basis of cash receipts and disbursements, except that investments in securities reflected fair value (“Modified Cash Basis”). The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy of inputs used to measure fair value includes:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of Net Assets Available for Benefits - Modified Cash Basis, as well as the general classification of such assets pursuant to the valuation hierarchy are included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds were stated at the market value of the underlying assets, which were determined by quoted market prices. Common/collective trusts (“CCTs”, singular “CCT”) were valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also held units of a CCT that had investments in fully benefit-responsive investment contracts (“FBRICs”). The Plan’s CCT investments in FBRICs were presented at fair value using the Net Asset Value (“NAV”) practical expedient in the Statement of Net Assets Available for Benefits - Modified Cash Basis at December 31, 2016.
Purchases and sales of investments were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date. Interest income was recorded on the accrual basis. Net appreciation included the Plan’s gains and losses on investments bought, sold and/or held during the year.
Use of Estimates – The preparation of financial statements on the modified cash basis required the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could have differed from those estimates.
Administrative Expenses – The administrative cost of the Plan was paid by the Company. Participants bore the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Spire Inc. stock.
Payment of Benefits – Benefit payments were recorded when paid. There were no distributions payable to Plan participants as of December 31, 2017 and 2016.

3.	INVESTMENTS
The Plan invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities would occur in the near term and that such changes would materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits - Modified Cash Basis.
The Plan held investments in a stable value fund, which consisted of debt and equity securities wrapped by FBRICs. The FBRICs enabled the fund to realize a specific known value for the assets if it needed to liquidate them for benefit payments. The FBRICs were issued by banks and insurance companies and served to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts were measured daily and could be redeemed daily with no restrictions related to the redemption notice period. However, if redemption did occur, the redeemed funds could not be reinvested in a competing fund for at least 90 days. There were no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, could have limited the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value was not probable.
Recurring Measurements – The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits- Modified Cash Basis measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fell at December 31, 2016. As a result of the merger effective December 31, 2017, the Plan held no investments at December 31, 2017.
Where quoted market prices were available in an active market, investments were classified within Level 1 of the valuation hierarchy. If quoted market prices were not available, then fair values were estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which were market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments were classified in Level 2 of the valuation hierarchy.
The methods described above could produce a fair value calculation that was not have been indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believed its valuation methods were appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could have resulted in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2016	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$3,460,155	$3,460,155	$—	$—
Common/collective trusts	4,825,304	—	4,825,304	—
Common stock - Spire Inc.	2,605,026	2,605,026	—	—
Total investments in the fair value hierarchy	$10,890,485	$6,065,181	$4,825,304	$—
Common/collective trusts measured at NAV*	53,951
Total investments	$10,944,436

*
Certain investments that were measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table were intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits - Modified Cash Basis.

4.	TAX STATUS
The Internal Revenue Service (“IRS”) had determined and informed the Company by a letter dated July 29, 2015 that the Plan and related trust were designed in accordance with the applicable sections of the IRC and therefore not subject to tax. However, the letter was issued contingent upon adopting certain proposed amendments. These amendments were not timely adopted, and a Voluntary Correction Program filing had been submitted to the IRS for which the Plan received approval on September 15, 2017. Any related penalties, fines, or fees were paid for by the Company and there was no financial impact to the Plan. Although the Plan had been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believed that the plan was designed and was being operated in compliance with the applicable requirements of the IRC.

5.	RELATED-PARTY TRANSACTIONS
The Plan allowed for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualified as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan incurred expenses related to general administration and recordkeeping. The Company paid a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid $1,098 in recordkeeping fees in the year ended December 31, 2017 and no recordkeeping fees to the Trustee in the two-month period ended December 31, 2016. The Plan held zero shares and 40,356.717 shares of common stock of Spire Inc., the Company’s parent, with a market value of $0 and $2,605,026 at December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, the Plan received dividend income of $83,348 and for the two-month period ended December 31, 2016, the Plan received no dividend income from Spire Inc.

6.	PLAN TERMINATION
The Company had the right to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In November 2017, participants were notified that the Plan would be merged into the Spire Employee Savings Plan, effective December 31, 2017. The merger initiated a “Black Out” period that began December 22, 2017 and continued through December 29, 2017. During this period, funds could not be applied to the participant-selected funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the Plan asset transfer into the Spire Employee Savings Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Missouri Natural Gas Division of Laclede Gas
Company Wage Deferral Savings Plan

Date:	June 29, 2018	By:	/s/ Timothy W. Krick
Timothy W. Krick
Controller

EXHIBIT INDEX

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm